FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 28, 2008 regarding announcement on new Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 9, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces New Directors

Tokyo, April 28, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2008.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2008> [* New]

< Chairman of the Board >

Etsuhiko Shoyama, currently Chairman of the Board

<Director>

Kazuo Furukawa, currently Director, Representative Executive Officer, President

Tadamichi Sakiyama, currently Director

*Michiharu Nakamura, currently Fellow

Toyoaki Nakamura, currently Director, Representative Executive Officer, Senior Vice President and Executive Officer

<Outside Director>

Yoshie Ota, currently Outside Director, Advisor, Japan Institute of Workers’ Evolution

Mitsuo Ohashi, currently Outside Director, Chairman of the Board, Showa Denko K.K.

Akihiko Nomiyama, currently Outside Director, Special Advisor, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara, currently Outside Director, Special Advisor, Sumitomo Corporation

Tohru Motobayashi, currently Outside Director, Lawyer, Partner, Ihara & Motobayashi

<Director>

Takeo Ueno, currently Director, Advisor, Hitachi Via Mechanics, Ltd.

*Shungo Dazai, currently Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Michihiro Honda, currently Director, Chairman of the Board, Hitachi Metals, Ltd.

Each committee is scheduled to be composed of the following members (Chairman underlined)

•	Nominating Committee:

Etsuhiko Shoyama, Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa

•	Audit Committee:

Tadamichi Sakiyama, Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura

•	Compensation Committee:

Etsuhiko Shoyama, Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa

2. Resigning Directors

Yoshiki Yagi, currently Director

Isao Uchigasaki, currently Director, Special Advisor, Hitachi Chemical Co., Ltd.

3. Biography of New Director Candidates

Michiharu Nakamura

1. Date of Birth	:	September 9, 1942

2. Education

March, 1967	:	M.Sc. degree in Physics from the Graduate School of Science, The University of Tokyo

3. Business Experience

April, 2007	:	Fellow

April, 2004	:	Representative Executive Officer, Executive Vice President and Executive Officer

June, 2003	:	Senior Vice President and Executive Officer

April, 2003	:	Senior Vice President

June, 2001	:	Corporate Officer

April, 2001	:	General Manager of Research & Development Group

August, 1992	:	General Manager of Hitachi Central Research Laboratory

April, 1967	:	Joined Hitachi, Ltd.

Shungo Dazai

1. Date of Birth	:	January 20, 1939

2. Education

March 1961	:	Graduated from the Faculty of Engineering, Osaka University

3. Business Experience

April, 2008	:	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

April, 2006	:	Chairman of the Board, Representative Executive Officer, Hitachi Construction Machinery Co., Ltd.

June, 2003	:	President, Chief Executive Officer and Director, Hitachi Construction Machinery Co., Ltd.

April, 2003	:	President and Chief Executive Officer, Hitachi Construction Machinery Co., Ltd.

June, 1999	:	Senior Vice President, Hitachi Construction Machinery Co., Ltd.

June, 1997	:	Executive Managing Director, Hitachi Construction Machinery Co., Ltd.

June, 1995	:	Director, Hitachi Construction Machinery Co., Ltd.

October, 1970	:	Joined Hitachi Construction Machinery Co., Ltd.

April, 1961	:	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #